Guggenheim Funds Distributors, LLC
227 W. Monroe Street
Chicago, Illinois 60606

May 15, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2022

File Nos. 333-237401 & 811-03763

Ladies/Gentlemen:

The undersigned, Guggenheim Defined Portfolios, Series 2022 (the “Trust”), by Guggenheim Funds Distributors, LLC, as the sponsor and depositor of the Trust and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective by 1 p.m. Eastern time on May 20, 2020, or as soon thereafter as possible.

Very truly yours,

Guggenheim Defined Portfolios, Series 2022

By: Guggenheim Funds Distributors, LLC

By: /s/ Amy Lee
Amy Lee
Vice President and Secretary